Exhibit 99.1

Recurrent Energy Secures $415 Million Corporate Debt Financing to Accelerate Global IPP Growth

Flexible, multi-currency facility strengthens Recurrent Energy’s financial position, as it scales its global renewable energy portfolio.

KITCHENER, ON, April 30, 2025 /PRNewswire/ -- Recurrent Energy, a subsidiary of Canadian Solar Inc. ("Canadian Solar") (NASDAQ: CSIQ) and a leading global developer, owner, and operator of solar and energy storage assets, announced today that it has secured a multi-currency credit facility valued at up to US$415 million, backed by a consortium of four major banks.

This corporate facility offers a flexible and scalable financing solution aligned with Recurrent Energy’s strategy to expand its independent power producer (IPP) portfolio across diverse geographies and markets.

Initially sized at US$415 million, the facility includes an accordion feature, which allows for potential upsizing, and offers disbursements in USD, EUR, GBP, and AUD. This structure strengthens Recurrent Energy’s financial agility, enabling it to pursue strategic opportunities and accelerate the deployment of clean energy projects worldwide.

The closing of this credit facility marks a milestone in Recurrent Energy’s evolution as a fully integrated IPP, reinforcing the company’s long-term commitment to sustainable development and clean energy leadership in the global market. While Recurrent Energy continues to expand its IPP strategy, the company remains committed to the develop-and-sell model in selected markets where it continues to create strong value.

Banco Santander acted as Global Financial Advisor. The consortium of lenders includes Banco Santander, Rabobank, Intesa Sanpaolo, and Morgan Stanley.

Ismael Guerrero, CEO of Recurrent Energy, said, "This agreement marks an important step in solidifying Recurrent Energy’s growth strategy and supporting our transformation into one of the world’s foremost independent producers and developers of renewable energy. We are deeply grateful to our financial partners for their unwavering support and confidence in our vision. Together, we are not only shaping the future of energy—we are delivering clean, reliable, and affordable power around the world, today and for generations to come."

About Recurrent Energy

Recurrent Energy, a subsidiary of Canadian Solar Inc., is one of the world’s largest and most geographically diversified utility-scale solar and energy storage project development, ownership, and operations platforms. With an industry-leading team of in-house energy experts, Recurrent Energy serves as Canadian Solar’s global development and power services business. To date, Recurrent Energy has successfully developed, built, and connected 11 GWp of solar projects and more than 3 GWh of energy storage projects across six continents. As of December 2024, its global pipeline comprises over 25 GWp of solar power and 75 GWh of energy storage capacity. Additional details are available at www.recurrentenergy.com

About Canadian Solar

Canadian Solar is one of the world’s largest solar technology and renewable energy companies. Founded in 2001 and headquartered in Kitchener, Ontario, the Company is a leading manufacturer of solar photovoltaic modules; provider of solar energy and battery energy storage solutions; and developer, owner, and operator of utility-scale solar power and battery energy storage projects. Over the past 24 years, Canadian Solar has successfully delivered nearly 150 GW of premium-quality, solar photovoltaic modules to customers across the world. Through its subsidiary e-STORAGE, Canadian Solar has shipped over 10 GWh of battery energy storage solutions to global markets as of December 31, 2024, boasting a US$3.2 billion contracted backlog as of December 31, 2024. Since entering the project development business in 2010, Canadian Solar has developed, built, and connected approximately 11.5 GWp of solar power projects and 4.5 GWh of battery energy storage projects globally. Its geographically diversified project development pipeline includes 25 GWp of solar and 75 GWh of battery energy storage capacity in various stages of development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "believes," "expects," "anticipates," "intends," "estimates," the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar and battery storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; supply chain disruptions; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets, such as Japan, the U.S., China, Brazil and Europe; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially ESG requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; litigation and other risks as described in Canadian Solar's filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 30, 2025. Although Canadian Solar and Recurrent Energy believe that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and Canadian Solar and Recurrent Energy undertake no duty to update such information, except as required under applicable law.

Canadian Solar Inc. Investor Relations Contact

Wina Huang

Investor Relations

Canadian Solar Inc. investor@canadiansolar.com

Recurrent Energy Media Inquiries

Inés Arrimadas

Recurrent Energy

comm_global@recurrentenergy.com